Exhibit 4

SIXTH SUPPLEMENTAL INDENTURE

     SIXTH SUPPLEMENTAL INDENTURE, dated as of May 31, 2013 (this “Supplemental Indenture”), to the Indenture, dated as of April 1, 1998, as supplemented by a First Supplemental Indenture, dated as of July 7, 2000, a Second Supplemental Indenture, dated as of July 6, 2004, a Third Supplemental Indenture, dated as of June 23, 2006, a Fourth Supplemental Indenture, dated as of March 3, 2010, and a Fifth Supplemental Indenture, dated as of May 23, 2013, between Meritor, Inc., an Indiana corporation (“Meritor” or the “Company”) (successor to Meritor Automotive, Inc.), having its principal office at 2135 West Maple Road, Troy, Michigan 48084-7186, and The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (as successor to BNY Midwest Trust Company as successor to The Chase Manhattan Bank), a national association, as Trustee (the “Trustee”), having its corporate trust office at 2 N. LaSalle Street, Suite 1020, Chicago, Illinois 60602 (as so supplemented, the “Indenture”).

     WHEREAS, pursuant to Section 3.01 of the Indenture, Meritor may establish, at its option, the form, terms and provisions of a series of Securities to be issued under the Indenture in one or more supplemental indentures to the Indenture; and

     WHEREAS, Meritor intends to issue $275,000,000 aggregate principal amount of a new series of Securities under the Indenture designated as 6-3/4% Notes due 2021 (such 6-3/4% Notes due 2021 are herein referred to as the “Notes”) and desires to establish the form, terms and provisions of such series herein, including certain redemption and repurchase rights and certain covenants of the Company; and

     WHEREAS, pursuant to that certain Amended and Restated Credit Agreement dated as of April 23, 2012 (as amended, extended, replaced or refinanced from time to time, or any subsequent credit facility of Meritor, the “Senior Credit Agreement”), among Meritor, the financial institutions from time to time parties thereto (the “Senior Lenders”) and the administrative agent and other parties from time to time party thereto, Meritor has agreed for the benefit of such Senior Lenders to provide guarantees (the “Senior Credit Agreement Guarantees”) by certain of its subsidiaries (the “Subsidiary Guarantors”) of its obligations thereunder; and

     WHEREAS, Meritor desires that the Subsidiary Guarantors (other than Arvinyl West, Inc.) provide guarantees, on the same terms as the Senior Credit Agreement Guarantees provided to such Senior Lenders, for the benefit of the Trustee and the Holders of the Notes (and not for the benefit of Holders of any other series of Securities except as otherwise provided in the Indenture); and

     WHEREAS, in connection with the issuance of the Notes, the Subsidiary Guarantors (other than Arvinyl West, Inc.) are executing and delivering the Subsidiary Guaranty dated as of May 31, 2013 (as amended from time to time by the addition of additional Subsidiary Guarantors, the “Subsidiary Guaranty”) for the benefit of the Trustee and the Holders of the Notes (and not for the benefit of Holders of any other series of Securities), in the form attached hereto as Exhibit A;

     NOW, THEREFORE, THIS SIXTH SUPPLEMENTAL INDENTURE WITNESSETH:

ARTICLE 1
DEFINITIONS

     SECTION 1.01. Defined Terms; References. Unless otherwise specifically defined herein, each term used herein that is defined in the Indenture has the meaning assigned to such term in the Indenture. Each reference to “hereof”, “hereunder”, “herein” and “hereby” and each other similar reference and each reference to “this Indenture” and each other similar reference contained in the Indenture shall, after this Supplemental Indenture becomes effective, refer to the Indenture as amended hereby.

ARTICLE 2
THE NOTES

     SECTION 2.01. The Notes. The Indenture is hereby supplemented to incorporate the form, terms and provisions of the series of Notes designated as the 6-3/4% Notes due 2021 of Meritor to be issued under the Indenture, which form, terms and provisions are set forth in the form of the Notes attached hereto as Exhibit B and in this Supplemental Indenture. Notwithstanding anything to the contrary in the Indenture, Meritor shall not issue any additional notes of the series of Notes designated as the 6-3/4% Notes due 2021 unless the additional notes are fungible with the outstanding notes of such series for U.S. Federal income tax purposes.

ARTICLE 3
SUBSIDIARY GUARANTEES

     SECTION 3.01. Subsidiary Guarantees.

     (a) The Indenture is hereby supplemented to incorporate the terms of the Subsidiary Guaranty for the benefit of the Trustee and the Holders of the Notes (and not for the benefit of Holders of any other series of Securities).

     (b) Meritor will cause each Subsidiary Guarantor (other than Arvinyl West, Inc.) to execute and deliver the Subsidiary Guaranty.

     SECTION 3.02. Amendment of Guaranty.

     (a) The Subsidiary Guaranty may be amended or supplemented (and shall be supplemented when required by subsection (b) of this Section 3.02) to include additional subsidiaries of Meritor or to add new Securities covered thereby, in each case during the term of the Subsidiary Guaranty and in accordance with the terms and conditions of the Subsidiary Guaranty, and the terms of any such amendment or supplement shall be deemed to be incorporated herein.

     (b) If after the date hereof any subsidiary of Meritor that is not already a Subsidiary Guarantor guarantees any obligations of Meritor under the Senior Credit Agreement, Meritor shall simultaneously cause such subsidiary to execute and deliver a counterpart of the Subsidiary Guaranty and such subsidiary shall thereupon be considered a Subsidiary Guarantor for all purposes under the Subsidiary Guaranty and this Supplemental Indenture.

ARTICLE 4
REDEMPTION, REPURCHASE AND DEFEASANCE

     SECTION 4.01. Optional Redemption. The Indenture is hereby supplemented to incorporate the following rights of redemption solely with respect to the Notes (and not with respect to any other series of Securities):

     The Notes are redeemable, at the Company’s option, from time to time, through any one or more of the methods set forth below. Notes called for redemption will become due on the date fixed for redemption. Unless the Company defaults in payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption. On or before any Redemption Date, the Company will deposit with a Paying Agent (or the Trustee) money sufficient to pay the Redemption Price (including, in the case of clause (a) below, the Applicable Premium, and in the case of clauses (b) and (c) below, any premiums described therein) of and accrued and unpaid interest, if any, on the Notes to be redeemed.

     If the Company is redeeming less than all the Notes at any time, the Trustee will select the Notes to be redeemed using a method consistent with DTC procedures. The Company will redeem Notes in increments of $1,000. The Company will cause notices of any redemption to be mailed by first-class mail at least 30 but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at its registered address.

     If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. The Company will issue a Note in principal amount equal to the unredeemed portion of the original Note in the name of the Holder thereof upon cancellation of the original Note.

     (a) Make-whole redemption. Prior to June 15, 2016, the Company may redeem, at its option, from time to time, the Notes, in whole or in part, at a Redemption Price calculated by the Company equal to the sum of (i) 100% of the principal amount of the Notes to be redeemed, plus (ii) the Applicable Premium as of the Redemption Date on the Notes to be redeemed, plus (iii) accrued and unpaid interest, if any, to, but not including, the Redemption Date (subject to the right of Holders of record of the Notes on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date) on the Notes to be redeemed.

     Solely for purposes of this Section 4.01(a), the following definitions will apply:

     “Applicable Premium” means, with respect to a Note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such Redemption Date of (1) the Redemption Price of such Note at June 15, 2016 as set forth below in Section 4.01(c) (“Redemption after June 15, 2016”), plus (2) all remaining required interest payments due on such Note through June 15, 2016 (excluding accrued and unpaid interest, if any, to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) 100% of the principal amount of such Note.

     “Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the Redemption Date. The Treasury Rate shall be calculated by the Independent Investment Banker on the third Business Day preceding the Redemption Date.

     “Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker and having an actual or interpolated maturity comparable to the remaining term through June 15, 2016 of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term through June 15, 2016 of those Notes.

     “Comparable Treasury Price” means, with respect to any Redemption Date, (i) the average of the Reference Treasury Dealer Quotations for the Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

     “Independent Investment Banker” means Citigroup Global Markets Inc. and any successor thereto or, if that firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Company.

     “Reference Treasury Dealer” means (i) Citigroup Global Markets Inc. or any successor thereto, J.P. Morgan Securities LLC or any successor thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated or any successor thereto, RBS Securities Inc. or any successor thereto, UBS Securities LLC or any successor thereto and two additional Primary Treasury Dealers selected by the Company or their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), the Company shall substitute another Primary Treasury Dealer and (ii) any other Primary Treasury Dealers selected by the Company after consultation with the Independent Investment Banker.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding that Redemption Date.

     (b) Equity clawback. Prior to June 15, 2016, the Company may redeem, at its option, from time to time, up to 35% of the aggregate principal amount of the Notes issued on May 31, 2013 with the net cash proceeds of one or more public sales of the Company’s common stock at a Redemption Price calculated by the Company equal to 106.75% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the Redemption Date (subject to the right of Holders of record of the Notes on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date) on the Notes to be redeemed; provided that at least 65% of the aggregate principal amount of Notes originally issued on May 31, 2013 remains Outstanding after each such redemption and notice of any such redemption is mailed within 90 days of any such sale of common stock.

     (c) Redemption after June 15, 2016. On or after June 15, 2016, the Company may redeem, at its option, from time to time, the Notes, in whole or in part, at the Redemption Prices calculated by the Company (expressed as percentages of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the Redemption Date (subject to the right of Holders of record of the Notes on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date) on the Notes to be redeemed, if redeemed during the 12-month period beginning on June 15 of the years indicated below:

Year	Redemption Price
2016	105.063%
2017	103.375%
2018	101.688%
2019 and thereafter	100.000%

     SECTION 4.02. Repurchase of Notes Upon a Change of Control. The Indenture is hereby supplemented to incorporate the following rights of repurchase upon a Change of Control solely with respect to the Notes (and not with respect to any other series of Securities):

     The Company must commence, within 30 days of the occurrence of a Change of Control, and thereafter consummate, an Offer to Purchase all of the Notes then Outstanding, at a purchase price calculated by the Company equal to 101% of their principal amount, plus accrued and unpaid interest, if any, on the Notes to be purchased to, but not including, the Change of Control Payment Date (subject to the right of Holders of record of the Notes on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Change of Control Payment Date).

     However, the Company shall not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes an Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements for an Offer to Purchase to be made by the Company upon a Change of Control, and purchases all Notes properly tendered and not withdrawn under the Offer to Purchase upon a Change of Control, or (ii) a notice of redemption has been given as described above under Section 4.01, “Optional Redemption”, to redeem all Outstanding Notes that would otherwise be subject to the Offer to Purchase, unless and until there is a default in payment of the applicable Redemption Price. An Offer to Purchase upon the occurrence of a Change of Control may be made by either the Company or a third party in advance of a Change of Control if a definitive agreement to effect the Change of Control has been fully executed at the time such Offer to Purchase is made and the Offer to Purchase is consummated upon or after the consummation of the Change of Control, and such Offer to Purchase will be conditional on the Change of Control. In addition, the Company will not purchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Notes, other than a default in the payment of the purchase price payable in connection with an Offer to Purchase upon a Change of Control.

     Solely for purposes of this Section 4.02, “Change of Control” means the occurrence of any of the following:

     (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) other than the Company or any of its Subsidiaries;

     (2) a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) other than one of the Company’s Subsidiaries becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Company’s Voting Stock on a fully diluted basis;

     (3) the adoption of a plan relating to the liquidation or dissolution of the Company;

     (4) individuals who on May 31, 2013 constitute the board of directors of the Company (together with any new directors whose election by the board of directors of the Company or whose nomination by the board of directors of the Company for election by the stockholders of the Company was approved by a vote of at least a majority of the members of the board of directors of the Company then in office who either were members of the board of directors of the Company on May 31, 2013 or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the board of directors of the Company then in office; or

     (5) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into the Company, in any such event pursuant to a transaction in which the Company’s outstanding Voting Stock is converted into or exchanged for cash, securities or other property, other than any such transaction where (a) the Company’s Voting Stock outstanding immediately prior to such transaction constitutes or is converted into or exchanged for a majority of the outstanding shares of Voting Stock of the surviving Person or any direct or indirect parent company of the surviving Person (immediately after giving effect to such issuance) and (b) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of 50% or more of the voting power of the Voting Stock of the surviving Person.

     Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Company becomes a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (B) immediately following that transaction no Person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

     Solely for purposes of this Section 4.02, “Offer to Purchase” means an offer to purchase the Notes then Outstanding by the Company from the Holders thereof commenced by mailing a notice to the Trustee and each Holder thereof stating:

     (1) that all Notes validly tendered pursuant to the Offer to Purchase will be accepted for payment;

     (2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”);

     (3) that any Note not tendered will continue to accrue interest pursuant to its terms;

     (4) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Change of Control Payment Date;

     (5) that Holders of Notes electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with a completed form pursuant to which the Holder elects to require the Company to purchase the Note, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Change of Control Payment Date;

     (6) that Holders of Notes will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

     (7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples of $1,000 in excess thereof.

     On the Change of Control Payment Date, the Company shall (1) accept for payment Notes or portions thereof validly tendered pursuant to an Offer to Purchase; (2) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted (which deposit shall be made at least one Business Day prior to the Change of Control Payment Date); and (3) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers’ Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Company will instruct the Paying Agent to promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price therefor, and the Company will instruct the Trustee pursuant to a Company Order to authenticate to promptly authenticate and mail to such Holders a new Note (which the Company shall execute) equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples of $1,000 in excess thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Change of Control Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.02, the Company will comply with those securities laws and regulations and will not be deemed to have breached the Company’s obligations under this Section 4.02 by virtue of any such conflict.

     Solely for purposes of this Section 4.02, “Voting Stock” means, with respect to any specified Person as of any date, the capital stock of the Person then outstanding that is at the time entitled to vote generally in the election of the board of directors or similar governing body of such Person.

     SECTION 4.03. Defeasance. The provisions of Section 4.03 and Section 10.09 of the Indenture with respect to defeasance shall be applicable to the Notes, provided that references in Sections 4.03(a)(4) and 10.09(5) to Holders shall mean the beneficial owners for U.S. Federal income tax purposes.

ARTICLE 5
ADDITIONAL COVENANTS

     SECTION 5.01. Reports by Company. The Indenture is hereby supplemented by amending Section 7.04 of the Indenture solely with respect to the Notes (and not with respect to any other series of Securities) by (i) deleting “is required to file” in paragraph (1) of such Section and replacing it with “files” and (ii) inserting the following text immediately following the word “Commission” in paragraph (3) of such Section:

     “; provided, however, that any document or report required to be filed with the Trustee or transmitted to Holders of Securities pursuant to this Section 7.04 that the Company files with the Commission via the Commission’s EDGAR system shall be deemed to be filed with the Trustee and transmitted to Holders of Securities for purposes of this Section 7.04 at the time such documents are filed via the EDGAR system.”

     SECTION 5.02. Limitation on Liens. The Indenture is hereby supplemented by amending Section 10.05 of the Indenture solely with respect to the Notes (and not with respect to any other series of Securities) by inserting the following text immediately following the word “exceed” in the last sentence of such section:

     “the greater of (x) $250 million and (y)”.

     SECTION 5.03. Limitation on Restricted Payments. The Indenture is hereby supplemented to incorporate the following additional covenant solely with respect to the Notes (and not with respect to any other series of Securities):

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment:

     (a) a default (used in this Section 5.03 as defined in Section 6.02 of the Indenture) with respect to the Notes shall have occurred and be continuing or shall occur as a consequence thereof;

     (b) after giving effect to such Restricted Payment (including, without limitation, the incurrence of any Indebtedness to finance such Restricted Payment), the Consolidated Interest Coverage Ratio would be less than 2:00 to 1:00; or

     (c) the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments made after May 31, 2013 (other than Restricted Payments made pursuant to clauses (b), (c), (d) or (e) of the next paragraph), exceeds the sum (the “Restricted Payments Basket”) of (without duplication):

     (i) 50% of Consolidated Net Income of the Company and all of its Subsidiaries determined in accordance with GAAP for the period (taken as one accounting period) commencing on the first day of the first full fiscal quarter commencing after May 31, 2013 to and including the last day of the fiscal quarter ended immediately prior to the date of such calculation for which consolidated financial statements are available (or, if such Consolidated Net Income shall be a loss, minus 100% of such aggregate loss), plus

     (ii) 100% of the aggregate net cash proceeds received by the Company from the issuance and sale of Qualified Equity Interests of the Company on or after May 31, 2013 except as set forth herein, other than any such proceeds, property or assets received from the Company’s Subsidiaries, plus

     (iii) the aggregate amount by which Indebtedness (other than any subordinated Indebtedness) incurred by the Company or any Subsidiary subsequent to May 31, 2013 is reduced on the Company’s balance sheet upon the conversion or exchange (other than by the Company’s Subsidiaries) into Qualified Equity Interests of the Company (less the amount of any cash, or the fair value of assets, distributed by the Company or any Subsidiary upon such conversion or exchange to the holders (in their capacities as such) of Equity Interests of the Company).

     The foregoing provisions will not prohibit:

     (a) the payment by the Company of any dividend within 60 days after the date of declaration thereof, if on the date of declaration the payment would have complied with the provisions of the Indenture;

     (b) the repurchase or redemption of any Equity Interests of the Company in exchange for, or out of the proceeds of the substantially concurrent issuance and sale (or an issuance or sale that occurs within 60 days of such repurchase or redemption) of, Qualified Equity Interests;

     (c) payments by the Company to repurchase or redeem Equity Interests of the Company held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates) of the Company or its Subsidiaries; provided that the aggregate cash consideration paid for all such repurchases or redemptions shall not exceed (A) $10 million per fiscal year since May 31, 2013, plus (B) the amount of any net cash proceeds received by the Company from the issuance and sale after May 31, 2013 of Qualified Equity Interests of the Company to officers, directors or employees of the Company or its Subsidiaries that have not been applied to the payment of Restricted Payments pursuant to this clause (c), plus (C) the net cash proceeds of any “key-man” life insurance policies that have not been applied to the payment of Restricted Payments pursuant to this clause (c);

     (d) repurchases of Equity Interests in connection with vesting of equity-based awards issued to employees in order to satisfy tax withholding obligations;

     (e) repurchases of Equity Interests held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates) of the Company or its Subsidiaries deemed to occur upon the exercise of stock options or warrants if the Equity Interests represent all or a portion of the exercise price thereof; provided that the aggregate cash consideration paid for all such repurchases shall not exceed $10 million in any fiscal year;

     (f) Restricted Payments to the extent not otherwise permitted by the immediately preceding paragraph or any other clause of this paragraph in an amount not to exceed $60 million in any fiscal year; provided that if any portion of that $60 million is not used to make Restricted Payments pursuant to this clause during any fiscal year, such amount may be carried over to the next succeeding fiscal year; provided, further, that any amount carried over into the next succeeding fiscal year may not be carried forward again into any subsequent fiscal years and if Restricted Payments in the amount of $60 million or more are made in any fiscal year pursuant to this clause (f), no amount may be carried over from such fiscal year to the next succeeding fiscal year; and

     (g) other Restricted Payments if, at the time of the making of such payments, and after giving effect thereto (including, without limitation, the incurrence of any Indebtedness to finance such payment), the Total Leverage Ratio would not exceed 4.00 to 1.00;

provided that (i) in the case of any Restricted Payment pursuant to clause (c), (f) or (g) above, no default with respect to the Notes shall have occurred and be continuing or shall occur as a consequence thereof and (ii) the issuance and sale of Qualified Equity Interests shall not increase the Restricted Payments Basket to the extent the proceeds of such issuance and sale are used to make a Restricted Payment pursuant to clauses (b) or (c)(B) above.

     The following definitions shall apply solely for purposes of this Section 5.03.

     “Attributable Indebtedness”, when used with respect to any Sale and Lease-Back Transaction, means, as at the time of determination, the present value (discounted at a rate borne by the Notes, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Lease-Back Transaction.

     “Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a lease required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

     “Consolidated Cash Flow Available for Fixed Charges” means, with respect to any Person for any period:

     (1) the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

     (a) Consolidated Net Income;

     (b) Consolidated Non-Cash Charges;

     (c) Consolidated Interest Expense; and

     (d) Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains or losses);

     (2) less non-cash items increasing Consolidated Net Income for such period, other than (a) the accrual of revenue consistent with past practice, and (b) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-Cash Charges.

     In calculating “Consolidated Cash Flow Available for Fixed Charges” for any period, if any asset sale or asset acquisition (whether pursuant to a stock or an asset transaction) shall have occurred since the first day of any four fiscal quarter period for which the “Consolidated Cash Flow Available for Fixed Charges” is being calculated, such calculation shall give pro forma effect to such asset sale or asset acquisition.

     For the purposes of calculating “Consolidated Cash Flow Available for Fixed Charges” “asset acquisition” means any acquisition of property or series of related acquisitions of property that constitutes all or substantially all of the assets of a business, unit or division of a Person or constitutes all or substantially all of the common stock (or equivalent) of a Person; and “asset sale” means any disposition of property or series of related dispositions of property that involves all or substantially all of the assets of a business, unit or division of a Person or constitutes all or substantially all of the common stock (or equivalent) of a subsidiary.

     “Consolidated Fixed Charges” for any period means the sum, without duplication, of (a) Consolidated Interest Expense of the Company and its Subsidiaries for such period, plus (b) the product of (a) all dividend payments on any series of Disqualified Equity Interests of the Company or any Subsidiary or any Preferred Stock of any Subsidiary (other than any such Disqualified Equity Interests or any Preferred Stock held by the Company or a Subsidiary or to the extent paid in Qualified Equity Interests) for such period, multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Company and its Subsidiaries, expressed as a decimal.

     “Consolidated Interest Coverage Ratio” means the ratio of Consolidated Cash Flow Available for Fixed Charges of the Company and its Subsidiaries during the most recent four consecutive full fiscal quarters for which financial statements are available (the “four-quarter period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the “transaction date”) to Consolidated Fixed Charges of the Company and its Subsidiaries for the four-quarter period. Notwithstanding anything to the contrary set forth in the definitions of Consolidated Cash Flow Available for Fixed Charges and Consolidated Interest Expense (and all component definitions referenced in such definitions), for purposes of determining the Consolidated Interest Coverage Ratio, such definitions (and all component definitions referenced in such definitions) shall be calculated with respect to the Company and all of its Subsidiaries, notwithstanding the use of the term “Restricted Subsidiaries” in such definitions, and otherwise in accordance with such definitions.

     For purposes of this definition, Consolidated Cash Flow Available for Fixed Charges and Consolidated Fixed Charges shall be calculated after giving effect on a pro forma basis for the period of such calculation to the incurrence of any Indebtedness or the issuance of any Preferred Stock of the Company or any Subsidiary (and the application of the proceeds thereof) and any repayment of other Indebtedness or redemption of other Preferred Stock (and the application of the proceeds therefrom) (other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement) occurring during the four-quarter period or at any time subsequent to the last day of the four-quarter period and on or prior to the transaction date, as if such incurrence, repayment, issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the four-quarter period.

     In calculating Consolidated Fixed Charges for purposes of determining the denominator (but not the numerator) of this Consolidated Interest Coverage Ratio:

     (a) interest on outstanding Indebtedness determined on a fluctuating basis as of the transaction date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the transaction date;

     (b) if interest on any Indebtedness actually incurred on the transaction date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the transaction date will be deemed to have been in effect during the four-quarter period; and

     (c) notwithstanding clause (a) or (b) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to hedging obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of these agreements.

     “Consolidated Income Tax Expenses” means, with respect to any Person for any period the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

     “Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

     (1) the interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP; and

     (2) the interest component of capital lease obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP.

     “Consolidated Net Income” means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding, without duplication:

     (1) all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto);

     (2) the portion of net income of such Person and its Restricted Subsidiaries allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by such Person or one of its Restricted Subsidiaries;

     (3) gains or losses in respect of any sales of capital stock or asset sales outside the ordinary course of business by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

     (4) any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

     (5) any fees and expenses paid in connection with the issuance of the debt securities or other Indebtedness;

     (6) nonrecurring or unusual gains or losses;

     (7) the net after-tax effects of adjustments in the inventory, property and equipment, goodwill and intangible assets line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof;

     (8) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, investment, asset sale, issuance or repayment of Indebtedness, issuance of stock, stock options or other equity-based awards, refinancing transaction or amendment or modification of any debt instrument (including without limitation any such transaction undertaken but not completed);

     (9) any gain or loss recorded in connection with the designation of a discontinued operation (exclusive of its operating income or loss);

     (10) any non-cash compensation or other non-cash expenses or charges arising from the grant of or issuance or repricing of stock, stock options or other equity-based awards or any amendment, modification, substitution or change of any such stock, stock options or other equity-based awards; and

     (11) any non-cash impairment, restructuring or special charge or asset write-off or write-down, and the amortization or write-off of intangibles.

     “Consolidated Non-Cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash expenses (including stock option expenses and any goodwill impairment charges) of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges which require an accrual of or a reserve for cash charges for any future period).

     “Disqualified Equity Interests” of any Person means any class of Equity Interests of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the Notes; provided, however, that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, will not be deemed to be Disqualified Equity Interests so long as such Person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided, further, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require the Company to redeem such Equity Interests upon the occurrence of a change in control occurring prior to the 91st day after the final maturity date of the Notes shall not constitute Disqualified Equity Interests if the change of control applicable to such Equity Interests are no more favorable to such holders than the provisions described above under Section 4.02, “Repurchase of Notes Upon a Change of Control” and such Equity Interests specifically provide that the Company will not redeem any such Equity Interests pursuant to such provisions prior to the Company’s purchase of the Notes as required pursuant to the provisions described above under Section 4.02, “Repurchase of Notes Upon a Change of Control.”

     “Equity Interests” of any Person means (i) any and all shares or other equity interests (including common stock, Preferred Stock, limited liability company interests and partnership interests) in such Person and (ii) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other equity interests in such Person, but excluding any debt securities that are convertible into such shares or other interests in such Person. For the avoidance of doubt, any payments or distributions in respect of or upon conversion of such convertible debt securities do not constitute Restricted Payments.

     “GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time.

     “Indebtedness” of any Person at any date means, without duplication:

     (a) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

     (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

     (c) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;

     (d) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services;

     (e) the maximum fixed redemption or repurchase price of all Disqualified Equity Interests of such Person;

     (f) all Capitalized Lease Obligations of such Person;

     (g) all Indebtedness of others secured by a mortgage, pledge, lien, encumbrance, or other security interest (each, a “security interest”) which secures payment or performance of an obligation, on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

     (h) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Company or its Subsidiaries that is guaranteed by the Company or its Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Company and its Subsidiaries on a consolidated basis;

     (i) all Attributable Indebtedness with respect to any Sale and Lease Back Transaction;

     (j) to the extent not otherwise included in this definition, all obligations of such Person under swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates, currency exchange rates or commodity prices, either generally or under specific contingencies (collectively, “hedging obligations”); and

     (k) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.

     The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (g), the lesser of (i) the fair market value of any asset subject to a security interest securing the Indebtedness of others on the date that the security interest attaches and (ii) the amount of the Indebtedness secured. For purposes of clause (e), the “maximum fixed redemption or repurchase price” of any Disqualified Equity Interests that do not have a fixed redemption or repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were redeemed or repurchased on any date on which an amount of Indebtedness outstanding shall be required to be determined pursuant to the Indenture.

     “Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other preferred Equity Interests (however designated) of such Person whether outstanding on or issued after May 31, 2013.

     “Qualified Equity Interests” of any Person means Equity Interests of such Person other than Disqualified Equity Interests; provided that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold to a subsidiary of such Person or financed, directly or indirectly, using funds (i) borrowed from such Person or any subsidiary of such Person until and to the extent such borrowing is repaid or (ii) contributed, extended, guaranteed or advanced by such Person or any subsidiary of such Person (including, without limitation, in respect of any employee stock ownership or benefit plan). Unless otherwise specified, Qualified Equity Interests refer to Qualified Equity Interests of Meritor, Inc.

     “Restricted Payment” means any of the following:

     (a) the declaration or payment of any dividend or any other distribution on Equity Interests of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of the Company, including, without limitation, any payment to the direct or indirect holders (in their capacities as such) of Equity Interests of the Company in connection with any merger or consolidation involving the Company, but excluding dividends or distributions payable solely in Qualified Equity Interests of the Company or through accretion or accumulation of such dividends on such Equity Interests; or

     (b) the repurchase or redemption of any Equity Interests of the Company, including, without limitation, any payment to the direct or indirect holders (in their capacities as such) of Equity Interests of the Company in connection with any merger or consolidation involving the Company.

     “Total Debt” means, at any date of determination, the aggregate amount of all outstanding Indebtedness of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP.

     “Total Leverage Ratio” means, as of the date of determination, the ratio of (a) the Total Debt of the Company and its Subsidiaries to (b) Consolidated Cash Flow Available for Fixed Charges of the Company and its Subsidiaries for the most recently ended four fiscal quarter period ending immediately prior to such date for which financial statements are available. Notwithstanding anything to the contrary set forth in the definition of Consolidated Cash Flow Available for Fixed Charges (and all component definitions referenced in such definitions), for purposes of determining the Total Leverage Ratio, such definition (and all component definitions referenced in such definition) shall be calculated with respect to all of the Company and its Subsidiaries, notwithstanding the use of the term “Restricted Subsidiaries” in such definitions, and otherwise in accordance with such definitions.

     In the event that the Company or any Subsidiary incurs, redeems, retires or extinguishes any Total Debt (other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement) subsequent to the commencement of the period for which the Total Leverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Total Leverage Ratio is made, then the Total Leverage Ratio shall be calculated giving pro forma effect to such incurrence, redemption, retirement or extinguishment of Total Debt as if the same had occurred at the beginning of the applicable four-quarter period.

ARTICLE 6
MISCELLANEOUS PROVISIONS

     Section 6.01. Concerning the Trustee. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture. The recitals and statements herein are deemed to be those of Meritor and not of the Trustee. For the avoidance of doubt, the Trustee shall have no responsibility for any of the calculations described in this Supplemental Indenture.

     Section 6.02. Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to its conflicts of law principles.

     Section 6.03. Separability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     Section 6.04. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which will be deemed to be an original, but all such counterparts together will constitute one and the same instrument.

     Section 6.05. Ratification of Indenture. This Supplemental Indenture shall form a part of the Indenture, and the parties hereto agree that, except as supplemented and amended herein, the Indenture is in all respects ratified and confirmed and shall remain in full force and effect.

     Section 6.06. Waiver of Jury Trial. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

     Section 6.07. Force Majeure and Consequential Damages. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

     In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

     Section 6.08. Notices. The Trustee agrees to accept and act upon notice, instructions or directions pursuant to the Indenture sent by unsecured e-mail, facsimile transmission or other similar unsecured electronic methods. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

     IN WITNESS WHEREOF, the parties hereto have caused this Sixth Supplemental Indenture to be duly executed as of the day and year first above written.

MERITOR, INC.

By:	/s/ Carl D. Anderson, II
	Name:	Carl D. Anderson, II
	Title:	Vice President and Treasurer

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A.,
as Trustee

By:	/s/ Lawrence M. Kusch
	Name:	Lawrence M. Kusch
	Title:	Vice President